SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **September 20, 2002**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No X**

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

SUNGOLD ENTERTAINMENT CORP.
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

Item 2. Date of Material Change

September 20, 2002

Item 3. Press Release

September 20, 2002, Vancouver, British Columbia.

Item 4. Summary of Material Change

HBN Develops Exciting New Horsepower2 Quick Pick World Pool Wagering

Item 5. Full Description of Material Change

Vancouver, BC: SEPTEMBER 20, 2002 ~ Sungold Entertainment Corp. (OTCBB: SGGNF, Frankfurt: WKN 608164) Sungold Entertainment Corp. (SGGNF: BB) Horsepower Broadcasting Network, Inc.'s new I. T. product development team announces 5 new Quick Pick wagers will be available for worldwide wagering October 1, 2002. HBN President Mr. Kim Hart stated, "The Quick Pick instant random betting option represents our commitment to player friendly, real time wagering that will assist HBN to become the largest jackpot pool in the world."
In addition to the exponential growth Horsepower2 is experiencing from worldwide online players, HBN is preparing to offer Horsepower2 Pick 1 and Pick 6 world pool wagering at selected racetracks throughout the world in this fiscal year.

HBN is a wholly owned subsidiary of Sungold Entertainment Corp. trading as SGGNF (OTCBB). www.horsepower2.com is a real time world jackpot pool based on a completely random, equal chance, virtual horserace, run online every 90 seconds. The

HBN corporate mission is to establish www.horsepower2.com as the leading jackpot pool worldwide.

For more information or to be updated on future corporate news, please contact:
Stephan Horvath, Shareholder Relations
Sungold Entertainment Corp.
888 669 9580
email: investor_relations@sungoldent.com

This news release contains forward-looking statements regarding projected revenues and corporate developments. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties such as risk associated with international markets, financing conditions and international currency fluctuations. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Item 6. Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

Not applicable.

Item 7. Omitted Information

None.

Item 8. Senior Officer

KIM N. HART, PRESIDENT
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

September 20, 2002
Date

(signature)

Anne Kennedy
Name of Signatory

Director / Secretary
Position

Vancouver, BC
Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended September 20, 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.
(the Registrant)

Date: September 20, 2002

By:* ________________
ANNE KENNEDY - DIRECTOR

*Print name and title under the signature of the signing officer